SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT’S CELLULAR REVENUES INCREASED

BY 30.7% IN FIRST HALF 2005

Jakarta 30 August 2005. PT Indosat Tbk (“Indosat” or “Company”) recorded cellular revenues growth of 30.7% in first half 2005 compared to the same period last year. This was delivered by Indosat’s management during its annual public expose conducted today in the Auditorium Indosat Building. During this public expose, Indosat’s management also discussed the operating results and financial statements with limited review reports by independent accountant for the period ended 30 June 2005.

In the same occasion, management also delivered the recent developments in the Company such as the 3G trial, divestment of non-core subsidiaries as well as Company’s plan to anticipate telecommunications market development in the future.

 “We are pleased to report our results to the financial communities, investors and public in general who have rendered their support and confidence in our Company. The first half 2005 results were encouraging with cellular subscribers grew by 75% and cellular revenues grew by 31% year on year. We hope that the results will stimulate our performance to meet the Company’s full year target,” stated Hasnul Suhaimi, President Director of Indosat, ”we would also enhance our focus to the customers by increasing our efforts to address the markets in the regions”, added Hasnul.

The Company recorded operating revenues and operating income for the period ended 30 June 2005 amounting to Rp5,884.3 billion and Rp1,916.4 billion, respectively. While net income was recorded as Rp786.3 billion. Cellular, fixed telecommunications and MIDI (Multimedia, Internet and Data Communications) contributed 74.9%, 11.2%, and 13.9% to operating revenues, respectively.

Indosat is a leading telecommunication and information provider that provides : cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and

fixed wireless services (StarOne), Multimedia, Data Communications and Internet (MIDI). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depositary Shares are listed on the new York Stock Exchange (NYSE:IIT).

For further information please contact :

Corporate Secretary

Telp : 62-21-3869 614

Fax : 62-21-380 4045

E-mail: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : August 31, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director